Exhibit 12.2

Simon Property Group, L.P.

Computation of Ratio of Earnings to Fixed Charges

Unaudited, (in thousands)

	For the year ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Pre-tax income from continuing operations	$2,164,384	$2,159,545	$1,650,250	$1,406,331	$1,578,957
Add:
Distributions of income from unconsolidated entities	331,627	271,998	201,614	177,354	148,927
Amortization of capitalized interest	5,267	4,527	3,925	3,900	999
Fixed Charges	1,039,811	1,092,286	1,152,166	1,112,808	1,104,099
Less:
Income from unconsolidated entities	(425,481)	(535,322)	(226,774)	(206,380)	(121,634)
Minority interest in pre-tax (income) loss of subsidiaries that have not incurred fixed charges	(434)	(399)	(347)	(1,063)	(1,286)
Interest capitalization	(31,250)	(32,664)	(16,500)	(15,585)	(20,703)
Preferred distributions of consolidated subsidiaries	(1,915)	(1,915)	(1,915)	(1,915)	(1,915)
Earnings	$3,082,009	$2,958,056	$2,762,419	$2,475,450	$2,687,444
Fixed Charges:
Portion of rents representative of the interest factor	12,315	13,057	13,577	13,227	13,300
Interest on indebtedness (including amortization of debt expense)	857,554	923,697	992,601	1,082,081	1,068,181
Interest capitalized	31,250	32,664	16,500	15,585	20,703
Loss on extinguishment of debt	136,777	120,953	127,573	—	—
Fixed Charges	$1,037,896	$1,090,371	$1,150,251	$1,110,893	$1,102,184
Ratio of Earnings to Fixed Charges	2.97x	2.71x	2.40x	2.23x	2.44x

For purposes of calculating the ratio of earnings to fixed charges, the term “earnings” is the amount resulting from adding (a) pre‑tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, reduced by (a) interest capitalized and (b) the noncontrolling interest in pre‑tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” consist of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense.

There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists.

Ratios have been revised for all years presented to reflect the spin‑off of Washington Prime Group Inc.